September  4, 2013

VIA EDGAR

Ms. Katherine Wray

Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Wave Systems Corp.
Registration Statement on Form S-3
Filed August 9, 2013
File No. 333-190539

Dear Ms. Wray:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Wave Systems Corp.’s (the “Company”) Registration Statement on Form S-3, filed on August 9, 2013, File No. 333-190539 (the “Form S-3”), as contained in the letter, dated August 28, 2013 (the “Comment Letter”).  The Company is concurrently filing Amendment No. 1 to the Form S-3 (the “Amendment”) to respond to the Comment Letter.

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

General

1.              Since it appears that you do not meet the public float requirement set forth in General Instruction I.B.1 to Form S-3, we assume you are relying instead upon General Instruction I.B.6 to use this form.  If you are eligible to rely upon General Instruction I.B.6, please revise the prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity, as well as the amount of all securities offered pursuant to this instruction during the prior twelve calendar month period.  Refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

Response:

In addressing the Staff’s comment, we have revised the prospectus cover page included in the Amendment to disclose the calculation of the aggregate market value of the Company’s outstanding voting and non-voting common equity, as well as the fact that the Company has not offered any securities pursuant to this instruction during the prior twelve calendar month period.

Item 17.  Undertakings

2.              We note that you have included the undertaking set forth in Item 512(a)(5)(i) of Regulation S-K.  Please explain why you believe that that undertaking applies to your proposed transaction.  Refer to Rule 430B of Regulation C.  Alternatively, please revise to include the undertaking referencing Rule 430C, set forth in Item 512(a)(5)(ii) of Regulation S-K.

Response:

In addressing the Staff’s comment, the Form S-3 has been amended to replace the undertaking required by Item 512(a)(5)(i) of Regulation S-K related to Rule 430B of the Securities Act with the undertaking required by Item 512(a)(5)(ii) of Regulation S-K relating to Rule 430C of the Securities Act.

Very truly yours,

/s/ Gerard Feeney

Gerard Feeney

Chief Financial Officer

cc:                                Neil W. Townsend, Esq. (Willkie Farr & Gallagher LLP)